ALTAVOZ ENTERTAINMENT, INC.

And Subsidiaries
Consolidated Financial Statements
For the Nine Months Ended
September 30, 2017 and September 30, 2016

CONTENTS

CONSOLIDATED BALANCE SHEETS	2
CONSOLIDATED STATEMENTS OF OPERATIONS	3
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT	4
CONSOLIDATED STATEMENTS OF CASH FLOWS	5
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	6-14

ALTAVOZ ENTERTAINMENT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

	September 30, 2017	December 31, 2016
	Unaudited	Audited
Current Assets:
Cash	$ -	$ -
Total Current Assets	-	-

Fixed Assets:
Equipment	3,357	2,832
Office Computers & Equipment	4,131	3,186
Office Software	332	332
Accumulated Depreciation	(3,611)	(1,901)
Total Fixed Assets	4,209	4,449

Total Assets	$ 4,209	$ 4,449

Current Liabilities:
Accounts Payable	$ 194,608	$ 84,906
Other Current Liabilities	61,969	3
Shareholder Advances	40,125	3,500
Advances From Affiliates	2,000	2,000
Total Current Liabilities	298,702	90,409

Total Liabilities	298,702	90,409

Stockholders' Deficit:
Preferred Series B Stock: 100,000,000 Shares Authorized (Par Value $.001); Shares Issued and Outstanding At September 30, 2016 and December 31, 2015 Were 0.	-	-
Shares Authorized ($.001 Par Value)
No Shares Outstanding
Common Stock: 750,000,000 Shares Authorized (Par Value $.001); Shares Issued and Outstanding At September 30, 2017 and December 31, 2016 Were 322,498,798 and 311,023,798, Respectively.	322,499	311,024
Additional Paid In Capital	32,977,732	32,963,477
Accumulated Deficit	(33,594,724)	(33,360,461)
Total Stockholders Deficit	(294,493)	(85,960)

Total Liabilities & Stockholders' Deficit	$ 4,209	$ 4,449

The accompanying notes are an integral part of these consolidated financial statements.

2

ALTAVOZ ENTERTAINMENT, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND SEPTEMBER 30, 2016

	September 30, 2017	September 30, 2016
	Unaudited	Unaudited
Revenue:
Merchandise Sales	$11,945	$14,190
Total Revenue	11,945	14,190

Cost Of Goods Sold	526	5,953
Depreciation and Amortization	1,710	1,710
Total Cost Of Goods Sold	2,236	7,663

Gross Profit	9,709	6,527

Selling, General & Administrative Expenses:
Facilities & Office Expense	8,737	11,518
Professional Fees	119,307	67,854
Hosting & Domain Services	4,020	8,219
Marketing	376	17,576
Travel & Entertainment	4,588	7,743
Payroll Expense	63,707	53,233
Licenses & Permits	163	609
Stock Compensation & Award Expense	16,000	800,000
Administrative & Other Expenses	25,874	34,709
Total Selling, General, & Administrative Expenses	242,772	1,001,461

Loss From Operations	(233,063)	(994,934)

Other Income	—	400
Debt Settlement Costs	—	—
Loss Before Provision for Income Taxes	(233,063)	(994,534)
Provision for Income Taxes	1,200	2,500
Net Loss	(234,263)	(997,034)

(Loss) Per Share	$(0.00)	$(0.01)
Basic Weighted Average Common Shares Outstanding	311,023,798	75,894,031

The accompanying notes are an integral part of these consolidated financial statements.

3

ALTAVOZ ENTERTAINMENT, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 and THE YEAR ENDED 2016.

	Common Stock		Preferred Shares Series B		Additional Paid-In Capital	Accumulated Deficit
	Shares	Par Value	Shares	Par Value			Total
Balance at December 31, 2015	2,217,132	$ 2,217	-	$ -	$ 27,784	$ (237,620)	$ (207,619)

Net Loss	-	-	-	-	-	(33,122,841)	(33,122,841)

Shares Issued for Services Provided	15,970,000	15,970	-	-	1,760,430		1,776,400

Shares Issued To Current Shareholder For Services Provided	20,000,000	20,000	-	-	1,980,000		2,000,000

Shares Issued as a Donation	1,075,000	1,075	-	-	127,925		129,000

Shares Issued With Conversion of Promisory Note	25,000,000	25,000	-	-	75,000		100,000

Shares Issued For Reverse Acquisition	1,250,000	1,250	-	-	(1,250)		-

Shares Issued With Shareholder Advances	20,000,000	20,000	-	-	2,380,000		2,400,000

Founders Shares Issued With Conversion of shareholder Advances	223,090,000	223,090	-	-	26,546,510		26,769,600

Shares Issued For Cash (Avg $.029 per share)	2,421,666	2,422	-	-	67,078	-	69,500

Balance at December 31, 2016 (audited)	311,023,798	$ 311,024	-	$ -	$ 32,963,477	$ (33,360,461)	$ (85,960)

Net Loss	-	-	-	-	-	(234,263)	(234,263)

Shares Issued With Shareholder Advances	3,475,000	3,475	-	-	6,255	-	9,730

Shares Issued To Current Shareholder For Services Provided	8,000,000	8,000	-	-	8,000	-	16,000

Balance at September 30, 2017 (unaudited)	322,498,798	$ 322,499	-	$ -	$ 32,977,732	$ (33,594,724)	$ (294,493)

  The accompanying notes are an integral part of these consolidated financial statements.

4

ALTAVOZ ENTERTAINMENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND THE YEAR ENDED  DECEMBER 31, 2016

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
	Unaudited	Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(234,263)	$(33,122,841)
Adjustments to reconcile net loss to cash used by operating activities:
Depreciation	1,710	1,710
Non Cash Expenses Paid By Shareholder	—	120,500
Common Stock Issued For Services	16,000	3,776,400
Loss On Extinguishment Of Debt	—	28,882,900
Stock Issued For Donation	—	129,000
Changes in operating assets and liabilities:
Other Current Liabilities	61,966	—
Accounts payable	109,702	43,354
NET CASH USED IN OPERATING ACTIVITIES	(44,885)	(168,977)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of computer equipment	(1,470)	(3,674)
NET CASH USED IN INVESTING ACTIVITIES	(1,470)	(3,674)

CASH FLOW FROM FINANCING ACTIVITIES
Advances From Shareholders	46,355	57,200
Advances From Affiliates	—	45,000
Proceeds from the sale of common stock	—	69,500
NET CASH PROVIDED FROM FINANCING ACTIVITIES	46,355	171,700

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	(951)

Cash and cash equivalents, beginning of year	—	951
Cash and cash equivalents, end of year	$—	$—

Supplemental Cash Flow Disclosures
Interest Paid	$—	$—
Taxes Paid	$—	$500
Advances From Shareholders Converted To Stock	$9,730	$286,700
Convertible Note Payable Converted Into Common Stock	$—	$100,000
Shareholder Advances Exchanged For Convertible Debt	$—	$55,000
Stock Issued For Interest In Affiliates	$—	$1,250

The accompanying notes are an integral part of these consolidated financial statements.

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ALTAVOZ ENTERTAINMENT, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and basis of presentation

Altavoz Entertainment, Inc. and its subsidiaries (the Company), is a Nevada corporation principally engaged in the operation of both physical and digital distribution of music. Distribution services are provided both online and through distribution as a service (“DaaS”). Customers include both music retailers, artists and other music distribution companies.

On March 3, 2000, the Company was originally formed as Saveyoutime.com, Inc. under the laws of Nevada. Subsequently, on April 10, 2003, the Company filed a certificate of Merger with the Nevada Secretary of State reporting our merger with Hesperia Holding Corp. The Company then changed its name to Hesperia Holding, Inc. During 2005, the Company discontinued the operations of two subsidiaries and began pursuing acquisitions related to the film and media industries.

In April 2009, the Company entered into an agreement (the “HWP Acquisition”) to acquire one hundred percent (100%) ownership of Hot Web Properties, Inc. (“HWP”). Under the terms of the HWP Acquisition the Company agreed to issue the HWP shareholders 60,000,000 post-split common shares and the preferred shareholders seven million five hundred thousand (7,500,000) preferred shares. The preferred shares entitled the holders to ten (10) for one (1) voting rights in the Company.

On June 5, 2009, the Board of Directors executed a resolution to reverse split the Company’s common stock by a ratio of one (1) share for each two hundred (200) shares issued and outstanding.

In July 2009, the Company amended its Articles of Incorporation to change its name to Max Media Group, Inc. and the Company was listed with the National Quotation Bureau under the trading symbol “MXMI.” In July 2009 the Company also amended its Articles of Incorporation to put the reverse split of the Company’s common stock, by a ratio of one (1) share for each two hundred (200) shares issued and outstanding, into effect.

On April 12, 2012, a stock purchase agreement was executed by and between James E. Grady, the Company and BB2 Labs, Inc. During April 2012, Mr. Manocchio was appointed as a Director, President, Principal Executive Officer and Principal Accounting Officer of the Company. Subsequently, the Company was revoked in the State of Nevada due to a failure to pay taxes and fees and for failing to adhere to filing requirements.

On August 1, 2012 the Company acquired two hundred and fifty thousand (250,000) shares of common stock and five million five hundred thousand (5,500,000) shares of Class “B” Convertible Preferred Stock from James E. Grady. The Class “B” Convertible Preferred Stock included one hundred (100) votes per share and may be convertible into ten (10) shares of common stock.

On October 9, 2012 the Board of Directors executed a resolution to reverse split the Company’s common stock by a ratio of one (1) share for each four hundred (400) shares issued and outstanding.

In February 2016, the Company was reinstated in the state of Nevada by the new principal shareholder of the Company, Avoz, LLC, through its General Manager Nelson Jacobsen.

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ALTAVOZ ENTERTAINMENT, INC. & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On May 18, 2016, the Company entered into a Share Exchange Agreement ("Exchange Agreement"), by and among the Company, Altavoz, Inc. ("Altavoz"), a Maryland corporation and the Stockholders of Altavoz. Altavoz had a total of 1 stockholder as of the date of the Exchange Agreement.

Under the terms and conditions of the Exchange Agreement, the Company offered and sold One Million (1,000,000) newly issued shares of Company Common Stock in consideration for all the issued and outstanding shares of Altavoz capital stock. The effect of the issuance was that, upon closing of the Exchange Agreement transaction, former Altavoz stockholders held approximately 25.1% of the issued and outstanding shares of Company Common Stock.

As a result of the Exchange Agreement transactions described above, the Altavoz stockholders acquired as of the date the transaction closed, in the aggregate, approximately 25.1% of the issued and outstanding capital stock of the Company on a fully-diluted basis, and Altavoz became a wholly owned subsidiary of the Company. The transaction was treated as a reverse acquisition, with the Company as the accounting acquirer for financial reporting purposes. Under the Exchange Agreement, Nelson Jacobsen was appointed as the President, Chief Executive Officer, Chief Financial Officer and Nancy Jacobsen was appointed as Secretary of the Company, and Mr. Jacobsen, Ms. Jacobsen, and Mr. Ken Balog were appointed to serve as directors of the Company.

Principles of consolidation

The consolidated financial statements include the accounts of Altavoz Entertainment, Inc. and its wholly owned subsidiaries, Altavoz, Inc. and Financed Entertainment Services Co. All significant intercompany transactions, accounts and balances have been eliminated in consolidation.

Going Concern

The Company has incurred net losses since inception and has relied on its ability to fund its operations through borrowings from its shareholders. Management expects operating losses and negative cash flows to continue at more significant levels in the future. As the Company continues to incur losses, transition to profitability is dependent upon the successful acquisition of new music content and existing music catalog to add to the distribution networks, adequate new funding, and the achievement of levels of revenues to support the Company’s cost structure. The Company may never achieve profitability, and unless and until it does, the Company will continue to need to raise additional cash. Management intends to fund future operations through private or public equity offerings, and through arrangements with strategic partners. Based on the Company’s operating plan, existing working capital at September 30, 2017 was not sufficient to meet the cash requirements to fund planned operations through September 30, 2018 without additional sources of cash. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business.

Management estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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ALTAVOZ ENTERTAINMENT, INC. & SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings (Loss) Per Share (EPS)

Basic earnings (loss) per common share are calculated by dividing net loss by the weighted average number of shares outstanding during the period. Diluted loss per common share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options and warrants. The computation of diluted EPS does not assume conversion, exercise, or contingent issuance of shares that would have an anti-dilutive effect on earnings per common share. Anti-dilution results from an increase in earnings per share or reduction in loss per share from the inclusion of potentially dilutive shares in EPS calculations. Currently there are no potential diluters which have been excluded from EPS that could potentially have a dilutive effect on EPS in the future.

Cash

For purposes of the consolidated statements of cash flows, cash includes demand, time deposits with original maturities of three months or less at the date of purchase, and money market accounts. The Company maintains deposits in one financial institution. At September 30, 2017 and December 31, 2016, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. None of the Company’s cash was in excess of the insured limits.

Fixed Assets

The Company’s fixed assets are stated at cost. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized. Depreciation is computed using the straight line method over estimated useful lives as follows:

General Equipment	5 years
Office Computers & Equipment	3 years
Office Software	3 years

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ALTAVOZ ENTERTAINMENT, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The Company generates revenue primarily from on-demand fees for music and revenues generated from Company hosted software subscriptions over the Internet.

The Company recognizes revenue when all of the following conditions are satisfied:

·                     There is persuasive evidence of an arrangement;

·                     Services have been rendered and there are no remaining performance obligations;

·                     The collection of fees is reasonably assured; and,

·                     Amount of fees to be paid by the customer are fixed or determinable.

Subscription Services and Usage-Based Fee Arrangements. Subscription services and usage-based fee arrangements generally include a combination of the Company’s products delivered as distribution-as-a- service and support services. These arrangements are non-cancelable and do not contain refund-type provisions.

Cost of Revenues

The Company’s cost of revenues consists primarily of allocated facilities costs, customer support, data centers, expenses for document preparation, and compliance services, depreciation on computer equipment used in supporting the Company’s DaaS (“Desk-Top-As-A-Service”) offerings, and professional services associated with implementation of software.

Advertising Expenses

The Company expenses advertising costs as incurred. Advertising expenses for the nine months ended September 30, 2017 and 2016 were $176 and $15,004, respectively.

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company recognizes the benefits of tax positions in the consolidated financial statements if such positions are more likely than not to be sustained upon examination by the taxing authority and satisfy the appropriate measurement criteria. If the recognition threshold is met, the tax benefit is generally measured and recognized as the tax benefit having the highest likelihood, in management's judgment, of being realized upon ultimate settlement with the taxing authority, assuming full knowledge of the position and all

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ALTAVOZ ENTERTAINMENT, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

relevant facts. The Company also recognizes interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes. The Company believes appropriate provisions for all outstanding tax related issues have been made for all jurisdictions and all open tax years.

Licensing Fees

The Company licenses from artists and other distributors music rights. All expenses associated with this activity have been reflected in the Company’s operating results.

Capital Stock

The Company has no outstanding Series B Preferred Shares at September 30, 2017 or December 31, 2016 (100,000,000 authorized). Series B Preferred shares convert to common stock on a 10 for 1 basis and carry 100 to 1 super voting rights.

The Company has 322,498,798 outstanding shares of Common Stock at September 30, 2017 (750,000,000 authorized)

Fair value measurements

The Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and requires certain disclosures about fair value measurements. In general, the fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the counterparty’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Fair value of financial instruments

In accordance with the reporting requirements of ASC Topic 825, Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value as of the dates of the consolidated balance sheets.

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ALTAVOZ ENTERTAINMENT, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent accounting pronouncements

During the years ended December 31, 2016 and December 31, 2015, there were several new accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No.2014-09, Revenue from Contracts with Customers (Topic 606). This standard provides a single set of guidelines for revenue recognition to be used across all industries and requires additional disclosures. It is effective for annual and interim reporting periods beginning after December 15, 2017. This standard permits early adoption, but not before December 15, 2016, and permits the use of either a retrospective or cumulative effect transition method. We are currently evaluating the potential impact of this standard on our financial position and results of operations, as well as our selected transition method. Based on our preliminary assessment, we believe the new standard will not have a material impact on our financial position and results of operations, as we do not expect to change the manner or timing of recognizing revenue on a majority of our revenue transactions. We recognize revenue on sales to customers and distributors upon satisfaction of our performance obligations when the goods are shipped. For consignment sales, we recognize revenue when the goods are pulled from consignment inventory.

Subsequent events

In preparing the consolidated financial statements, the Company has reviewed, as determined necessary by the Company’s management, events that have occurred after September 30, 2017, up until the issuance of the consolidated financial statements.

On October 25, 2017 the company issued 25,000,000 shares of restricted common stock to Nelson Jacobsen (Founder and shareholder) for $50,000.

On October 2, 2017 the company issued 1,875,000 shares of restricted common stock as part of an employment agreement for VP of Sales.

Stockholders’ Deficit

In January 2016 the Company entered into a consulting agreement with a shareholder where for services 20,000,000 shares of common stock were issued. These shares were valued at fair value of $0.10 per share and have been charged as stock compensation ($2,000,000) to general and administrative expense.

In year 2016, the Company issued 15,970,000 restricted common shares to various service providers. These shares were valued at fair value of $0.11 per share and have been charged as stock compensation ($1,776,400) to general and administrative expense.

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ALTAVOZ ENTERTAINMENT, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On October 5, 2016 the Company entered into a convertible promissory note with a shareholder in the amount of $100,000. The note bears interest at 5% and was subsequently in 2016 converted into 25,000,000 shares of restricted common stock.

On 2016, the Company issued 243,090,000 restricted common shares to founders, debt holders and affiliates in exchange for cash advances provided of $286,700. These shares were valued at $0.12 per share.

In year 2016 the Company issued 1,075,000 shares to certain non-profit entities recording the related expense as donations ($129,000). These shares are valued at fair value of $0.12 per share.

On August 31, 2017 the Company entered into a one year consulting agreement with a shareholder. Compensation included the award of 8,000,000 common shares. Shares are restricted, and include “piggy back rights” and “claw back rights”.

On July 17, 2017 the Company converted certain advances from a shareholder totaling $9,730 to 3,475,000 shares of common stock.

2.        RELATED PARTY TRANSACTIONS

Related Party Borrowings

Related party transactions can arise with the Company’s officers and directors and their family members and affiliates. Except as disclosed below, no related party transactions have been entered into during the years which might reasonably affect any decisions made by the users of these consolidated financial statements.

During the years ended December 31, 2016 and the nine months ended September 30, 2017, the Company has received advances and loans from related parties and directors as follows:

	2016	2017
Convertible Promissory NoteStockholder Advances	$100,000	$0
Stockholder Advances	122,700	46,355
Advances from Affiliate	0	0
	$22,700	$46,555

Convertible Promissory note bears interest at 5%. All Advances are noninterest bearing.

In year 2016 the following related party common stock activity was transacted with the noted related parties:

·                     25,000,000 shares were issued to a shareholder with conversion of a $100,000 promissory note.

·                     50,000 shares were issued to an outside director for services

·                     20,000,000 shares were awarded to a shareholder for consulting services

·                     223,090,000 shares were issued to an affiliated group of an officer and director in exchange for conversion of advances made.

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ALTAVOZ ENTERTAINMENT, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

·                     20,000,000 shares were awarded to a shareholder in exchange for conversion of advances made.

The use of the proceeds from these borrowings has been to maintain the operations of the Company while seeking additional funding to grow marketing and operations of the Company. These advances have not yet been documented, but will be documented and will carry with them market rates of interest and terms. In 2016 these amounts were converted to common stock.

During the years ending December 31, 2016 and the nine months ended September 30, 2017, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing, or any relative of such spouse), had or was to have a direct or indirect material interest.

3.      INCOME TAXES

Income Taxes

Income taxes are accounted for based upon an asset and liability approach. Accordingly, deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax amounts are determined using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change in deferred tax assets and liabilities during the period.

Accounting guidance requires the recognition of a financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company believes its income tax filing positions and deductions will be sustained upon examination and accordingly, no reserves, or related accruals for interest and penalties have been recorded at December 31, 2016 and 2015. The Company recognizes interest and penalties on unrecognized tax benefits as well as interest received from favorable tax settlements within income tax expense.

The components of income tax expense for the nine months ended September 30, 2017 and 2016 consist of the following:

	2017	2016
Current tax provision	$1,200	$2,500
Deferred tax provisions	(70,241.0)	(338,141.0)
Valuation allowances	70,241.0	338,141.0
Total Income tax provision	$1,200	$2,500

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ALTAVOZ ENTERTAINMENT, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliations between the statutory rate and the effective tax rate for the nine months ended September30, 2017 and 2016 consist as follows:

	2017	2016
Federal statutory tax rate	(34.0)%	(34.0)%
State taxes, net of federal benefits	0.5%	0.3%
Permanent differences	0.0%	0.0%
Executive Compensation Limitation	0.0%	0.0%
Valuation allowance	34.0%	34.0%
Effective tax rate	0.5%	0.3%

Significant components of the Company's estimated deferred tax assets and liabilities as of September 30, 2017 and 2016 are as follows:

	2017	2016
Net operating loss carryforward	$(2,700,000)	$(2,550,000)
Total deferred tax asset	2,700,000	2,550,000
	(2,700,000)	(2,550,000)
	$—	$—

As of September 30, 2017, we had approximately $7,775,341 of federal net operating loss carry forwards. These carry forwards, if not used, will begin to expire in 2034. Future utilization of our net operating loss carry forwards is subject to certain limitations under Section 382 of the Internal Revenue Code. The Company is not current in filing both federal and state tax returns. These net operating amounts are estimates.

We provide for a valuation allowance when it is more likely than not that we will not realize a portion of the deferred tax assets. We have established a valuation allowance against our net deferred tax asset due to the uncertainty that enough taxable income will be generated in those taxing jurisdictions to utilize the assets. Therefore, we have not reflected any benefit of such deferred tax assets in the accompanying financial statements.

We reviewed all income tax positions taken or that we expect to be taken for all open years and determined that our income tax positions are appropriately stated and supported for all open years. The Company is subject to U.S. federal income tax examinations by tax authorities for years after 2014 due to unexpired net operating loss carryforwards originating in and subsequent to that year. The Company may be subject to income tax examinations for the various taxing authorities which vary by jurisdiction.

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